PROSPECTUS

FILE PURSUANT TO RULE 424 (B)(3)
REGISTRATION NO. 333-130978

PRECIS, INC.

4,813,476 SHARES OF COMMON STOCK

The shareholders listed on page 12 are offering 4,813,476 shares of common stock.

These shares of common stock may be, but do not have to be, sold by the selling shareholders.

The common stock is listed on the Nasdaq SmallCap Market and is quoted under the symbol “PCIS.”

The common stock offered hereby involves a

high degree of risk.  See “Risk Factors,” beginning at page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 27, 2006

PROSPECTUS SUMMARY

This document is known as a prospectus.  It covers shares of our common stock that are offered by the selling shareholders to you and others.  This offering to you and others is referred to as the offering.  These shares of our common stock have been registered with the United States Securities and Exchange Commission.

Throughout this prospectus the first personal plural pronoun in the nominative case form “we” and its objective case form “us”, its possessive and the intensive case forms “our” and “ourselves” and its reflexive form “ourselves”  refer collectively to Precis, Inc., its subsidiaries and their executive officers and directors.

This summary highlights selected information appearing elsewhere in this prospectus.  It does not contain all the information that is or may be important to you.  You should read this entire document carefully.  For additional information, see “Where You Can Find Additional Information” (page 15).

We recommend that you especially consider that information contained in “Risk Factors” (page 7).  All references in this prospectus to fiscal years are to our fiscal year ended December 31 of each year.

Precis, Inc.

2040 North Highway 360

Grand Prairie, Texas 75050

(866) 578-1665

Overview

Precis, Inc. primarily offers memberships in programs that provide savings on a wide range of healthcare services. All of our revenues are derived from four business segments.  For the year ended December 31, 2004, our consolidated revenues were $38.3 million, of which

•                  85.0% or $32.6 million was from our healthcare membership savings programs;

•                  10.7% or 4.1 million was from our employer and group healthcare services;

•                  2.4% or 0.9 million was from our membership programs; and

•                  1.9% or 0.7 million was from our financial services.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.

For the nine months ended September 30, 2005, our consolidated revenues were $24.3 million of which

•                  69.0% or $16.8 million was from our healthcare membership savings programs;

•                  26.5% or $6.4 million was from employer and group healthcare services;

•                  3.3% or $0.8 million was from membership programs; and

•                  1.2% or $0.3 million was from financial services.

Consumer Healthcare Savings

We offer savings on healthcare services throughout the United States to persons who are uninsured, under-insured, or have elected to purchase only high deductible or limited benefit medical insurance policies. These savings are achieved by accessing the same preferred provider organizations (PPOs) that are utilized by many insurance companies. We sell these programs primarily through a network marketing strategy under the retail name Care Entrée™. Our programs are also marketed by our wholesale clients under our “For Your Good Health” label or the privately labeled brandname of our client. Our private label clients usually sell memberships in these programs through a combination of marketing methods supported by a customer service call center that allows prospective members to call for more information (in-bound direct marketing). We design these programs to benefit healthcare providers as well as the members. Providers commonly give reduced or preferred rates to PPO networks in exchange for steerage of patients. However, the providers must still file claim forms and wait 30 to 60 days to be paid for their services. Our programs utilize these same networks to obtain the same savings for the Care Entrée™ program members. However, the healthcare providers are paid much more promptly without the involvement of the typical claims review processes of an insurance company. We provide transaction facilitation services to both the program member and the healthcare provider.

Included in this segment and commencing in the third quarter of 2005, we began offering neutraceuticals, consisting of vitamins, minerals and other nutritional supplements, under the Natrience brand. These are marketed together with wellness services such as access to telephonic physician services and discounted lab testing. These are sold through a network marketing strategy. Sales commenced in late September 2005 and were not material to the results of operations for that quarter.

Employer and Group Healthcare Services

We also offer full-third party administration services through our wholly-owned subsidiary, Access HealthSource, Inc. (“Access”). On June 18, 2004, we acquired Access for a purchase price of $3,666,000, consisting of a $2,000,000 payment and delivery of 488,486 shares of our common stock having an agreed value of $1,400,000 at closing and payment of $266,000 in acquisition cost including investment banking, valuation and legal and accounting fees. Additional payment and stock delivery obligations under that purchase agreement are based on operating performance of Access subsequent to its acquisition. With respect to the three month periods ended March 31, June 30, and September 30, 2005, we incurred the obligations to pay $560,000, $525,000, and $625,000 respectively, and deliver 320,473 common stock shares (valued at $560,000) and 575,134 common stock shares (valued at $525,000) and 452,896 common shares (valued at $625,000), respectively. These payments and deliveries were made within the 30 days following the end of those quarters to which they relate. Through Access, we now provide a wide range of healthcare claims administration services and other cost containment procedures that are frequently required by state and local governmental entities and other large employers that have chosen to self fund their required healthcare benefits. Access helps us offer a more complete suite of healthcare service products. Also through Access, we provide individuals and employee groups access to preferred provider networks, medical escrow accounts and full third-party administration capabilities to adjudicate and pay medical claims.

Access’ services are sold through health insurance and employee benefit brokers and agents. From a sales distribution standpoint, we also may have the opportunity to grow Access’ regional business through our independent marketing representatives, some of whom sell both to individuals and employer groups throughout the United States. Access’ primary area of expertise is in the public-sector market. Moreover, we have realized certain intangible benefits from the acquisition. For instance, we have broadened the management responsibilities of several members of Access’ management team to company-wide roles. Our new President and Chief Operating Officer, Frank Apodaca, is the President and Chief Executive Officer of Access, and he has implemented, on a company-wide basis, operational procedures that have proven successful at Access. Additionally, Access’ David Wysong was recently named Vice-President of Business Development on a company-wide basis.

Membership Programs

Through Foresight, Inc., we also design non-healthcare related membership programs for rental-purchase companies, financial organizations, employer groups, retailers and association-based organizations.  Memberships in these programs are also offered and sold as part of a point-of-sale transaction or by direct marketing through direct mail or as an insert. Program members are offered and provided with our and third-party vendors’ products and services. The products and services are bundled, priced and marketed to target the profiled needs of the clients’ particular customer base. Among the products and services offered are (i) consumer product extended warranties, (ii) tire and wheel guarantee, (iii) insurance products included as association benefits, (iv) emergency travel and living expense reimbursement, (v) access to air ambulance evacuation services, (vi) identity theft protection, (vii) savings on veterinary care, (viii) retail and entertainment discounts, (ix) grocery coupons, (x) a retail savings coupon book, (xi) emergency roadside assistance, and (xii) auto deductible expense reimbursement. Substantially all of our non-healthcare related membership service programs are offered and sold at retail by clients engaged in the rental-purchase industry.

On December 12, 2005, we announced the sale of substantially all of the operating assets of the Membership Program segment to Benefit Marketing Solutions (“BMS”), a privately-held Oklahoma corporation unaffiliated with the Company.  This segment is comprised of the Club division of Foresight, Inc.  The transaction was completed on December 9, 2005, with an effective date of December 1, 2005.  The sale price was $475,000.  BMS also assumed certain liabilities of

Foresight Club.  The assets conveyed to BMS include the Company’s rights under customer agreements and software licenses and intellectual property associated with the trade name “Foresight Club”.  Assets related to the Company’s Foresight TPA division, a third party administrator, were not included in the sale.  Because of reserves for certain liabilities now assumed by BMS, the division’s assets had a negative carrying value.  The net effect to the Company’s income statement for the quarter and year ending December 31, 2005, has yet to be determined, but is expected to be a pre-tax gain of approximately $500,000.

Financial Services

Through our subsidiary, Care Financial of Texas, L.L.C. (“Care Financial”), we offer high deductible and scheduled benefit insurance policies, life insurance and annuities. The high deductible and scheduled benefit insurance policies offer affordable, well-rounded solutions for individuals and employers who are no longer able to afford or obtain traditional health insurance policies. Commission revenue related to these policies amounted to $263,000 for the nine months ended September 30, 2005. The insurance policies are sold through our independent marketing representatives who are licensed insurance agents and other licensed agents who are not Care Entree independent marketing representatives. Additionally, we offer health savings accounts (HSAs), Healthcare Reimbursement Arrangements (HRAs) and medical and dependent care Flexible Spending Accounts (FSAs) offered through Care125, a division of our Foresight, Inc. subsidiary (“Foresight”). Our Care125 services allow employers to offer additional benefits to their employees and give employees additional tools to manage their healthcare and dependent care expenses. Our Care125 programs and our medical savings programs can be sold together by agents and brokers with whom we have contracted to offer a more complete benefit package to employers.

The Offering

Common stock outstanding as of January 27, 2006	13,512,763 shares

Common stock to be offered	4,813,476 shares

Common stock to be outstanding after the offering	13,512,763 shares

Net proceeds	We will not receive proceeds from the sale of the common stock by the selling shareholders.

Common stock symbol:
Nasdaq SmallCap Market symbol	PCIS

Summary Financial Information

The following table presents our selected historical financial data.  The selected annual financial data presented below is included in our annual report on Form 10-K that is incorporated by reference in this prospectus.  The selected nine-month financial data presented below for the nine months ended September 30, 2005 and 2004, and the balance sheet data as of September 30, 2005 are unaudited and have been derived from our financial statements included in our quarterly report on Form 10-Q that is incorporated by reference in this prospectus.  You should read this financial data together with our financial statements and their notes.

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	($s in thousands except share data)
Statement of Operations Data(1):
Product and service revenues	$38,319	$42,088	$43,116	$21,056	$595
Operating expenses—
Cost of operations	15,102	13,126	11,544	7,399	431
Sales and marketing	10,931	15,572	17,059	7,164	296
General and administrative	12,920	6,740	6,095	3,218	531
Amortization of goodwill	—	—	—	579	15
Impairment charge for goodwill	2,000	—	—	—	—
Total operating expenses	40,953	35,438	34,698	18,360	1,273
Operating (loss) income	(2,634)	6,650	8,418	2,696	(678)
Other expenses:
Interest expense (income)	57	150	65	(81)	(202)
(Loss) earnings before income taxes	(2,691)	6,500	8,353	2,777	(476)
(Benefit) provision for income taxes	(735)	2,411	2,875	176	—
Net (loss) earnings	(1,956)	4,089	5,478	2,601	(476)
Preferred stock dividends	—	—	14	236	16
Net (loss) earnings applicable to common stockholders	$(1,956)	$4,089	$5,464	$2,365	$(492)
(Loss) earnings per share:
Basic	$(0.16)	$0.35	$0.46	$0.30	$(0.21)
Diluted	$(0.16)	$0.34	$0.46	$0.29	$(0.21)
Weighted average number of common shares outstanding:
Basic	11,921,946	11,848,789	11,790,650	8,000,042	2,296,000
Diluted	11,921,946	11,924,214	11,996,222	8,051,607	2,296,000

Cash Flows Data:
Net cash provided by operating activities	$1,759	$7,819	$3,990	$3,079	$(685)
Net cash used in investing activities	$(2,595)	$(945)	$(920)	$(1,703)	$193
Net cash used in financing activities	$(1,969)	$(1,397)	$(1,213)	$(2,163)	$5,012

	For the Nine Months Ended September 30,
	2005	2004
	($s in thousands except share data)
Statement of Operations Data(1):
Product and service revenues	$24,273	$29,641
Operating expenses —
Cost of operations	9,226	11,024
Sales and marketing	5,661	9,022
General and administrative	10,278	7,584
Impairment charge for goodwill	9,900	—
Total operating expenses	35,065	27,630
Operating (loss) income	(10,792)	2,011
Other income and expense —
Interest (income) and expense, net	(99)	57
(Loss) earnings before income taxes	(10,693)	1,954
Provision for income taxes	54	964
Net (loss) earnings	$(10,747)	$990
(Loss) earnings per share:
Basic	$(0.88)	$0.08
Diluted	$(0.88)	$0.08
Weighted average number of common shares outstanding:
Basic	12,241,476	12,103,957
Diluted	12,241,476	12,208,468

Cash Flows Data:
Net cash provided by operating activities	$390	$2,787
Net cash used in investing activities	$(1,294)	$(2,603)
Net cash used in financing activities	$(909)	$(1,436)

	December 31,		September 30,
	2004	2003	2005
	($s in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,283	$11,088	$6,470
Current assets	15,324	15,618	13,844
Working capital	6,451	8,820	4,283
Total assets	41,320	40,676	32,190
Current liabilities	8,873	6,798	9,561
Total Liabilities	8,951	7,074	9,852
Stockholders’ equity	32,369	33,602	22,338

(1)  Certain prior period amounts have been reclassed to conform to the current period’s presentation.

RISK FACTORS

The purchase of the shares of our common stock involves a high degree of risk.  In addition to the other information contained elsewhere in this prospectus, you should consider the following factors and the matters discussed elsewhere in this prospectus when evaluating an investment in our common stock.  Many of the factors discussed below are not within our control.  We provide no assurance that one or more of these factors

•                  will not adversely affect

•                  the market price of our common stock,

•                  our future operations, and

•                  our business,

•                  financial condition, or

•                  results of operations

•                  requiring significant reduction or discontinuance of our operations,

•                  requiring us to seek a merger partner or

•                  requiring us to sell additional securities on terms that are highly dilutive to our shareholders.

We caution you that we are providing forward looking information in this prospectus.

We have included some forward-looking statements in this section and other places in this prospectus regarding our expectations.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievements, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  Some of these forward-looking statements can be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies that involve risks and uncertainties.  You should read statements that contain these words carefully because they:

•                  discuss our future expectations;

•                  contain projections of our future operating results or of our future financial condition; or

•                  state other “forward-looking” information.

We believe it is important to discuss our expectations; however, it must be recognized that events may occur in the future over which we have no control and which we are not accurately able to predict.

For the year 2004 and the nine months ended September 30, 2005, we incurred losses due to the reduction in the number of members of our membership healthcare savings programs and these losses may continue and be substantial.

For the nine months ended September 30, 2005 and the year ended December 31, 2004, we incurred losses of $10.7 and $2.0 million, respectively.  These losses were attributable to the decrease in our Care Entrée™ healthcare membership program.  The membership decreased from 81,000 at December 31, 2003 to 42,000 at September 30, 2005, a loss of 39,000 (or 48.1%) members.  The loss of members was primarily due to the implementation of escrow account requirements to provide the healthcare providers with some additional assurance of payment.  In the event the membership in our Care Entrée™ program continues to decrease, we may incurr additional losses and those losses may be substantial.

Our revenues are primarily dependent on our independent marketing representatives, whose reduced sales efforts or termination as representatives may result in significant loss of revenues.

Our success and growth depend in large part upon our ability to attract, retain, and motivate the network of independent marketing representatives who principally market our Care Entrée™ products and services. Our independent marketing representatives typically offer and sell our Care Entrée™products and services on a part-time basis and may engage in other business activities. These marketing representatives may give higher priority to other products or services, reducing their efforts devoted to marketing our Care Entrée™ products and services. Also, our ability to attract and retain marketing representatives could be negatively affected by adverse publicity relating to our Care Entrée™ products and services or our operations.

Under our network marketing system, the marketing representative downline organizations are headed by a relatively small number of key representatives who are responsible for a significant percentage of our total revenues. The loss of a significant number of our independent marketing representatives, including any key representatives, for any reason, could adversely affect our revenues and operating results, and could impair our ability to attract new marketing representatives.

Development and maintenance of relationships with preferred provider organizations are critical and the loss of any of these relationships could have a material adverse effect on our business.

As part of our business operations, we must develop and maintain relationships with preferred provider organizations within each market area that our Care Entrée™ healthcare products and services are offered. Development and maintenance of these relationships with healthcare providers within a preferred provider organization is in part based on professional relationships and the reputation of our management and marketing personnel. Because many members are self-insured for payment for the healthcare services received, failure to pay or late payment by members may negatively affect our relationship with the preferred provider organizations. Consequently, preferred provider organization relationships may be adversely affected by events beyond our control, including departures of key personnel and alterations in professional relationships and failures to pay for services received. The loss of a preferred provider organization within a geographic market area may not be replaced on a timely basis, if at all. The loss of a preferred provider organization for any reason could have a material adverse effect on our business, financial condition, and results of operations.

We currently rely heavily on one key preferred provider organization and the loss of or a change in our relationship with this provider could have a material adverse effect on our business.

Private Healthcare Systems, Inc. is the principal preferred provider organization through which our Care Entrée™ program members receive savings on healthcare services. The loss of Private Healthcare Systems Inc. as a preferred provider organization or disruption of our members’ access to this preferred provider organization could adversely affect our business. While we currently have a good relationship with Private Healthcare Systems Inc., there are no assurances that we will continue to have a good relationship with this network or that the network may choose to partner with one of our competitors or compete directly with our Care Entrée™ program.

We face competition from marketing representatives as well as competitive offerings of healthcare products and services.

As the medical savings membership industry continues to develop, competition for members is becoming more intense. We offer membership programs that provide products and services similar to or directly in competition with products and services offered by our network marketing competitors as well as the providers of these products and services through other channels of distribution. Although not permitted under the current agreements with our marketing representatives and private label clients, in the future some of our clients may provide, either directly or indirectly through third parties, programs that compete with our programs. Furthermore, marketing representatives have a variety of products that they can choose to market, whether competing with us in the healthcare market or not.

Our business operations compete in two channels of competition. First, we compete based upon the healthcare products and services offered. These competitors include companies that offer healthcare products and services through membership programs much like our programs, as well as insurance companies, preferred provider organization networks and other organizations that offer benefit programs to their customers. Second, we compete with all types of network marketing companies throughout the U.S. for new marketing representatives. Many of our competitors have substantially larger customer bases and greater financial and other resources.

We provide no assurance that our competitors will not provide healthcare benefit programs comparable or superior to those programs offered by us at lower membership prices or adapt more quickly to evolving healthcare industry trends or changing industry requirements. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which could adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to compete effectively against current and future competitors.

We may become subject to government regulation as a healthcare provider much like an insurance company in which case regulatory oversight may adversely affect or limit our operations.

The membership and healthcare benefits we offer are sold without license by any federal, state, or local regulatory licensing agency or commission. In comparison, preferred provider organizations and companies providing insurance benefits or operating healthcare management organizations are regulated by state licensing agencies and commissions. These regulations extensively cover operations, including scope of benefits, rate formula, delivery systems, utilization review procedures, quality assurance, enrollment requirements, claim payments, marketing and advertising. In the future, state insurance regulatory agencies and commissions may determine that our Care Entrée™ programs are subject to governmental regulation, which may adversely affect or limit our future operations.

We have a fiduciary responsibility to our members through our total care and essential care program offerings and in this capacity, we may be liable for the loss of members’ funds deposited with us in escrow.

In 2002, we initiated a medical savings program through our Total Care and Essential Care programs that is processed through our subsidiary Foresight as a third-party administrator. Under this medical savings program the funds collected from members are held for the benefit of the member as a source of payment for healthcare services obtained through certain of our Total Care and Essential Care programs. As of September 30, 2005, we held $5.5 million of member’s funds in such arrangements.  Under these medical savings programs we have a fiduciary responsibility to our members for the safekeeping of the funds held for their benefit much like a trustee. In the unforeseen event of a loss of these funds while being held by us or our failure to implement and maintain adequate internal controls, we will be responsible and liable to the affected members for any resulting loss, including consequential damages suffered by the members, which liability could be substantial.

As a result of the introduction of medical escrow accounts, our financial position and results of operations may continue to be adversely impacted by a decrease in the number of healthcare savings program memberships that we can sell and maintain.

While we believe that the introduction of our medical escrow accounts was an important development in our product, the initial impact of such introduction has negatively affected our business. This impact is the result of additional difficulties in selling and maintaining memberships in our program because of the added complexity. There is no assurance that we will be able to overcome these difficulties, and we may not be able to increase the number of memberships that are sold and maintained. As a result, our financial position and results of operations may be negatively affected.

The failure of our network marketing organization to comply with federal and state regulation could result in enforcement action and imposition of penalties, modification of our network marketing system, and negative publicity.

Our independent marketing representative network organization is subject to federal and state laws and regulations administered by the Federal Trade Commission and various state agencies. These laws and regulations include securities, franchise investment, business opportunity, and criminal laws prohibiting the use of “pyramid” or “endless chain” types of selling organizations. These regulations are generally directed at ensuring that product and service sales are ultimately made to consumers (as opposed to other marketing representatives) and that advancement within the network marketing system is based on sales of products and services, rather than an equity or securities investment or other non-retail sales related criteria.

The compensation structure of a network marketing organization is very complex. Compliance with all of the applicable regulations and laws is uncertain because of

•                  the evolving interpretations of existing laws and regulations and

•                  the enactment of new laws and regulations pertaining in general to network marketing organizations and product and service distribution.

Accordingly, there is the risk that our network marketing system could be found to not comply with applicable laws and regulations, that could then

•                  result in enforcement action and imposition of penalties,

•                  require modification of the marketing representative network system,

•                  result in negative publicity, or

•                  have a negative effect on distributor morale and loyalty.

Any of these consequences could have a material adverse effect on our sales as well as our financial condition.

The legality of our network marketing organization is subject to challenge by our marketing representatives, which could result in significant defense costs, settlement payments or judgments, and could have a material adverse effect on our sales and financial condition.

Our network marketing organization is subject to legality challenges by our marketing representatives, both individually and as a class. Generally, these challenges would be based on claims that our marketing network program was operated as an illegal “pyramid scheme” in violation of federal securities laws, state unfair practice and fraud laws and the Racketeer Influenced and Corrupt Organizations Act. Proceedings resulting from these claims could result in significant defense costs, settlement payments, or judgments, and could have a material adverse effect on us.

We may have exposure and liability relating to non-compliance with the Health Insurance Portability and Accountability Act of 1996 and the cost of compliance could be material.

In December 2000, the Department of Health and Human Services issued final privacy regulations pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) that became effective in April 2003. HIPAA imposes extensive restrictions on the use and disclosure of individually identifiable health information by certain entities. Also as part of HIPAA, the Department of Health and Human Services has issued final regulations standardizing electronic transactions between health plans, providers and clearinghouses. Health plans, providers and clearinghouses are required to conform their electronic and data processing systems with HIPAA’s electronic transaction requirements. While we believe we are currently compliant with these regulations, we cannot be certain of the extent to which the enforcement or interpretation of these regulations will affect our business. Our continuing compliance with these regulations, therefore, may have a significant impact on our business operations and may be at material cost in the event we are subject to these regulations. Sanctions for failing to comply with standards issued pursuant to HIPAA include criminal and civil sanctions.

The program marketing activities conducted by our subsidiary Foresight are dependent upon our clients.

In carrying out our program marketing activities through our subsidiary Foresight, Inc., we are dependent on our clients utilizing our services to design membership programs for their customers. The client approves each marketing program prior to presentation to the client’s customers.

Our client relationships are pursuant to written agreements that typically may be terminated pursuant to 90-day written notice prior to end of the term of the agreement without cause and without penalty. Generally, upon termination, the client may not offer similar products or services for a one-year period; however, we are not prohibited from continuing to offer or provide membership services and products directly or indirectly to the client’s individual customers. If the agreement is terminated due to our default, we are prohibited from renewing memberships and the client has the right to cause us to terminate our relationship with existing program members. Many of the events that constitute default are not within our control, including acts and omissions by our third-party product and service vendors or providers. There is no assurance that our clients will not terminate their relationships with us or cease to provide additional customer lists for our use in further marketing of new or existing membership programs.

We are currently implementing a new management information system.  Disruption in our operations resulting from this implementation could affect our client relationships.

We are currently in transition to our management information system. There is no assurance that we will be able to continue operating without experiencing any disruptions in our operations or that our relationships with our members, marketing representatives or providers will not be adversely affected.

We have many competitors and may not be able to compete effectively, which may lead to a lack of revenues and discontinuance of our operations.

We compete with numerous well-established companies that design and implement membership programs. Some of our competitors may be companies that have programs that are functionally similar or superior to our membership programs. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than us. They may also have established reputations relating to membership programs.

Due to competitive market forces, we may experience price reductions, reduced gross margins and loss of market share in the future, any of which would result in decreases in sales and revenues. These decreases in revenues would adversely affect our business and results of operations and could lead to discontinuance of operations. There can be no assurance that:

•                  we will be able to compete successfully,

•                  our competitors will not develop membership programs that render our programs less marketable or even obsolete, or

•                  we will be able to successfully enhance our programs when necessary.

The goodwill recorded in connection with our acquisitions of Capella Group and Access may become impaired and require the write-down and recognition of impairment expense which may be substantial.

In connection with our acquisitions of Foresight, Inc., Capella Group and Access Health Source, we recorded goodwill, an intangible asset.  During 2004 and the nine months ended September 30, 2005, we incurred goodwill impairment expense of $2.0 and $9.9 million, respectively.  At September 30, 2005, we had remaining goodwill valued at $14.9 million.  In the event this goodwill is determined to be further impaired for any reason, we will be required to write-down or reduce the value of goodwill and recognize an impairment expense. The impairment expense may be substantial in amount and, in such case, adversely affect the results of our operations for the applicable period and may adversely affect the market value of our common stock.

Our issuance of a substantial number of additional common stock shares based upon Access’ EBITDA levels may result in dilution of our shareholders’ interests and decline in the market price of our common stock.

We are obligated to issue a number of additional common stock shares in the event Access attains certain levels of earnings before income tax, depreciation and amortization (“EBITDA”). Through September 30, 2005, we were required to issue 1,348,503 additional common stock shares based upon Access’ EBITDA. In the event a significant number of additional shares are required to be issued, the resulting increase in the number of outstanding common stock shares could have a substantial dilutive effect on our shareholders’ interest and adversely affect the market value of our common stock. The issuance of additional common stock shares may also adversely affect the terms under which we could obtain additional equity capital.

Our subsidiary, Access, derives a large percentage of its revenue from a few key clients and the loss of any of those clients could have a material adverse effect on our results of operations and financial condition.

Access provides full service third-party administration services to adjudicate and pay medical claims for employers who have self-funded at least a portion of their healthcare costs. Access’ primary market is governmental entities in the El Paso, Texas metropolitan area, including cities and school districts. There are a limited number of these entities within the El Paso metropolitan area. A substantial portion of Access’ revenues is derived from contractual relationships with a few key governmental entities. The loss of any of these relationships would adversely affect on our operating results and the loss of more than one of these relationships could have a material adverse effect on our financial condition.

If we fail to meet the minimum requirements, our common stock will be delisted by Nasdaq and will become tradable on the over-the-counter market, which will adversely affect the sale price of our common stock.

In order to continue inclusion of our common stock on Nasdaq SmallCap Market minimum listing requires must be met. In the event these minimum requirements for inclusion are not met, our common stock

•                  will be delisted and no longer included on the Nasdaq SmallCap Market,

•                  will then be traded in the over-the-counter market, and

•                  may become subject to the “penny stock” trading rules.

The over-the-counter market is volatile and characterized as follows:

•                  the over-the-counter securities are subject to substantial and sudden price increases and

•                  at times the price (bid and ask) information for the securities may not be available,

•                  if there is only one or two market makers, there is a risk that the dealers or group of dealers may control the market in our common stock and set prices that are not based on competitive forces, and

•                  the available offered price may be substantially below the quoted bid price.

Consequently, the market price of our common stock will be adversely affected if it ceases to be included on the Nasdaq SmallCap Market.

If our common stock becomes subject to “penny stock” rules, the market price of our common stock will be adversely affected.

If our common stock is delisted from the Nasdaq SmallCap Market, our common stock may become subject to the “penny stock” rules. A “penny stock” is generally a stock that

•                  is only listed in “pink sheets” or on the NASD OTC Bulletin Board,

•                  has a price per share of less than $5.00 and

•                  is issued by a company with net tangible assets less than $2 million.

The penny stock trading rules will impose additional duties and responsibilities upon broker-dealers and salespersons recommending the purchase of a penny stock or the sale of a penny stock. Required compliance with these rules will

•                  materially limit or restrict the ability to resell our common stock, and

•                  the liquidity typically associated with publicly traded stocks may not exist.

SELLING SHAREHOLDERS

The following table presents certain information relating to the ownership of our common stock shares of the named persons that are selling common stock shares pursuant to this offering (the “Selling Shareholders”). The positions, offices and material relationships that the Selling Shareholders have had or have with us during the past three years are as follows:

National Center for Employment of the Disabled (“NCED”) formerly owned Access HealthSource, Inc. (“Access”).  In connection with our acquisition of Access on June 18, 2004, through the date of this Prospectus, we have paid and issued $3.71 million and 1,836,989 common stock shares, respectively, to NCED.  These common stock shares are being offered for resale by NCED and Mr. Apodaca.  In October 2004, Robert E. Jones was elected by our shareholders to serve and continues to serve as one of our directors.  Mr. Jones also serves as a director and the Chief Executive Officer of NCED.  Furthermore, we have agreed to make additional payments and issue additional common stock shares to NCED as an increase in the purchase price of Access based upon the earnings before income tax, depreciation and amortization (“EBITDA”) of Access through 2006.

Furthermore, we agreed to register the common stock shares issued to NCED under the Securities Act of 1933, as amended, at our cost and expense, to permit resale of the shares.

Frank Apodaca has served as President and Chief Executive Officer of Access since 2000 and as our Chief Operating Officer since February 23, 2005.  Pursuant to an agreement with NCED, Mr. Apodaca is entitled to and has received 10% of the purchase price of Access.  In connection with our acquisition of Access, Mr. Apodaca has received $371,000 and 183,699 common stock shares.  In addition, Mr. Apodaca is entitled to receive 10% of the additional payments and common stock shares issued to NCED as an increase in the purchase price of Access based upon its EBITDA through 2006 and benefits of our registration obligation.

Judith H. Henkels served as our Chief Executive Officer and one of our directors during the three years preceding her employment termination and director resignation on June 10, 2005.

Other than as described above, each of the Selling Shareholders and Mr. Jones have neither held any other position or office nor have we entered into any other material relationship with anyone of them during the three preceding years.

	Before the Offering			After the Offering
Name of Selling Shareholder	Shares Owned	Percent of Outstanding Shares(1)	Shares Offered	Shares Owned	Percent of Outstanding Shares(1)

Judith H. Henkels	2,353,487	17.4%	2,353,487	0	0%
National Center for the Employment of the Disabled	1,930,935	14.2%	1,653,290	277,645	2.0%
Rodney Baber	623,000	4.6%	623,000	0	0%
Frank Apodaca	214,548	1.5%	183,699	30,849	0.2%

(1)          The percentages shown were rounded to the nearest one-tenth of one percent, based upon the 13,512,763 outstanding shares of common stock as of the date of this prospectus without giving effect to the issuance of any additional shares pursuant to exercise of outstanding warrants and stock options after the date of this prospectus.

INTEREST OF COUNSEL

Certain legal matters related to this offering will be passed upon for us by our counsel, Dunn Swan & Cunningham, a Professional Corporation, Oklahoma City, Oklahoma, including the validity of the issuance of the shares of common stock being offered for sale by the selling shareholders.  Michael E. Dunn is a member of Dunn Swan & Cunningham.  Mr. Dunn is the owner of 12,000 shares of common stock and holds stock options exercisable on or before August 22, 2006 for the purchase of 10,000 shares of our common stock at $3.55 per share, and 25,000 shares of our common stock for $7.65. The 12,000 shares of our common stock were acquired by purchase, and the stock options held by Mr. Dunn exercisable for 35,000 shares of our common stock were acquired prior to commencement of this offering for services as one of our directors.  The acquisition of these shares and stock options were unrelated to this offering.

PLAN OF DISTRIBUTION

The shares of common stock offered may be sold by the Selling Shareholders, or by its pledgees, donees, transferees or other successors in interest that receive the shares as a gift, trust or partnership distribution or other non-sale related transfer, from time to time in transactions on the Nasdaq SmallCap Market, in negotiated transactions, or a combination of such methods of sale, at prices related to the prevailing market prices or negotiated prices.  The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the shares for whom the broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or in compliance with the available registration or qualification exemption.

The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock during the period beginning one or five business days prior to commencement of such distribution.  In addition and without limiting the foregoing, each Selling Shareholder will be subject to the applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Rule 102, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholder.

Furthermore, pursuant to our Stock Purchase Agreement and Registration Rights Agreement each dated June 18, 2004 with the National Center for Employment of the Disabled, Inc. and our separation agreement with Ms. Henkels dated August 10, 2005, we agreed to bear all costs and expenses associated with this offering.  These costs and expenses include all registration and filing fees, printing expenses, fees and disbursement of our counsel, and stock transfer.  We have agreed to indemnify the National Center for Employment of the Disabled, Inc. and Ms. Henkels against any costs or liabilities incurred by the Selling Shareholder because of the its participation in this offering and our misstatement or omission to state a material fact.  We are not obligated to indemnify a Selling Shareholder if the cost or liability was due to the knowingly fraudulent, deliberately dishonest or willful misconduct of the Selling Shareholder.

The foregoing is a summary of the material terms of our agreement with each of the Selling Shareholders. Each of these agreements is filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.  See “Where You Can Find Additional Information.”

Each of the Selling Shareholders is under no obligation to sell all or any of the common stock shares include in this prospectus.  The Selling Shareholders are not restricted as to the prices at which the common stock shares may be sold and sales of these shares at less than market price may depress the market price of the common stock.

LIABILITY LIMITATIONS AND INDEMNIFICATION

OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

Officer and Director Liability

As permitted by the provisions of the Oklahoma General Corporation Act, our certificate of incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors.  These provisions and applicable laws do not eliminate the liability of one of our directors for

•                  a breach of the director’s duty of loyalty to us or our shareholders,

•                  acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law,

•                  liability arising under the Oklahoma General Corporation Act relating to the declaration of dividends and purchase or redemption of shares of our common stock in violation of the Oklahoma General Corporation Act,

•                  any transaction from which the director derived an improper personal benefit, or

•                  violations of federal securities laws,

and do not limit our rights or those of our shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief; however, such remedies may not be effective in all cases.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if our board of directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests.

Our certificate of incorporation and bylaws and the Oklahoma General Corporation Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under our certificate, our bylaws, an agreement, vote of shareholders or disinterested directors or otherwise.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy and is, therefore, unenforceable.

We have indemnification agreements with each of our directors and executive officers.  Under these indemnification agreements we agreed to pay on behalf of the director or officer (and his executor, administrator and heir) any amount that he or she is or becomes legally obligated to pay because

•                  he or she served as one of our directors or officers, or served as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise at our request or

•                  he or she was involved in any threatened, pending or completed action, suit or proceeding by us or in our right to procure a judgment in our favor by reason that he or she served as one of our directors or officers, or served as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise at our request.

To be entitled to indemnification, the director or officer must have acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests.  In addition, no indemnification is required if the director or officer is determined to be liable to us, unless the court in which the legal proceeding was brought determines that the director or officer was entitled to indemnification.  The costs and expenses covered by these agreements include expenses of investigations, judicial or administrative proceedings or appeals, amounts paid in settlement, attorneys’ fees and disbursements, judgments, fines, penalties and expenses of enforcement of the indemnification rights.

WHERE TO FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form SB-2 (No. 333-130978) of which this prospectus is a part, under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, Washington, D.C., with respect to the participation interests. As permitted by the rules and regulations, this prospectus does not contain all of the information set forth in the registration statement, including the exhibits thereto. The statements contained in this prospectus as to the contents of any contract or other document referenced herein are not necessarily complete.  In each instance, if the contract or document was filed or incorporated by reference as an exhibit to the registration statement, reference is made to the contract or other document filed or incorporated by reference as an exhibit to the registration statement.  Accordingly, each such reference made to the contract or other document is qualified in all respects by such reference. The registration statement (including the exhibits thereto) may be inspected without charge at the United States Securities and Exchange Commission, Public Relations Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004.  Copies of the registration statement and the exhibits and schedules thereto may be obtained from the Commission at such offices, upon payment of prescribed rates.  You may obtain additional information regarding operation of the reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.  In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system are publicly available through the Commission’s site on the World Wide Web on the Internet, located at http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, and our reports have been filed with the Commission through EDGAR.  We will provide without charge to each person who receives this prospectus, upon written or oral request, a copy of any information incorporated by reference in this prospectus (excluding exhibits to information incorporated by reference unless such exhibits are themselves specifically incorporated by reference).  Such requests should be directed to Precis, Inc. at 2040 North Highway 360, Grand Prairie, Texas 75050, Attention:  Corporate Secretary, (telephone:  (866) 578-1665).

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and through 2002 qualified and reported as a “small business issuer” as defined under Regulation S-B promulgated under the Securities Act of 1933. In accordance with the 1934 Act, we file reports and other information with the Commission (File No. 001-15667), and such reports and other information can be inspected and copied at, and copies of such materials can be obtained at prescribed rates from, the Public Reference Section of the Commission in Washington, D.C.

We have recently filed the following documents with the Securities and Exchange Commission under the Exchange Act, each of which is incorporated by reference in this prospectus:

•                  our Form 8-K filed with the Commission on February 25, 2005

•                  our Form 12-b-25, Notification of Late Filing filed with the Commission on April 1, 2005;

•                  our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Commission on April 18, 2005;

•                  our Form 8-K filed with the Commission on April 18, 2005;

•                  our Form 8-K filed with the Commission on April 28, 2005;

•                  our Form 8-K filed with the Commission on April 29, 2005;

•                  our Form 8-K filed with the Commission on May 16, 2005

•                  our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the Commission on May 16, 2005;

•                  our Form 8-K filed with the Commission on May 27, 2005

•                  our Form 8-K filed with the Commission on June 13, 2005

•                  our Form 8-K filed with the Commission on June 23, 2005

•                  our Form 8-K filed with the Commission on August 15, 2005;

•                  our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the Commission on August 15, 2005;

•                  our Form 8-K filed with the Commission on September 12, 2005;

•                  our Form 8-K filed with the Commission on October 19, 2005;

•                  our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed with the Commission on November 14, 2005;

•                  our Form 8-K filed with the Commission on December 12, 2005;

•                  our Form 8-K filed with the Commission on December 21, 2005; and

•                  the description of our common stock in the Amendment to Registration Statement on Form 8-A, filed with the Commission on July 31, 2001.

In addition, all reports and other documents filed with the Securities and Exchange Commission under the Exchange Act prior to termination of this offering are incorporated by reference into this prospectus.

We distribute to the holders of our securities annual reports containing consolidated financial statements audited by our independent public accountants and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited condensed  consolidated financial information. Such requests should be directed to Precis, Inc. at 2040 North Highway 360, Grand Prairie, Texas 75050, Attention:  Corporate Secretary, (telephone:  (866) 578-1665).

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING INFORMATION

We have included some forward-looking statements in this prospectus regarding our expectations.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievements, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  Some of these forward-looking statements can be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies that involve risks and uncertainties.  You should read statements that contain these words carefully because they:

•                  discuss our future expectations;

•                  contain projections of our future operating results or of our future financial condition; or

•                  state other “forward-looking” information.

We believe it is important to communicate our expectations to you, but events may occur in the future over which we have no control and which we are not accurately able to predict.

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.   We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
SELLING SHAREHOLDERS
INTEREST OF COUNSEL
PLAN OF DISTRIBUTION
LIABILITY LIMITATIONS AND INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS
WHERE TO FIND ADDITIONAL INFORMATION
CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING INFORMATION

PRECIS, INC.

4,813,476

Shares of Common Stock

PROSPECTUS

Requests for general information or additional copies of this Prospectus should be directed to us by calling or writing us at:

PRECIS, INC.

2040 North Highway 360

Grand Prairie, Texas 75050

Attention:  Corporate Secretary

Telephone:  (866) 578-1665

January 27, 2006